As filed with the U.S. Securities and Exchange Commission on July 18, 2025

Registration No. 333-285813

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

TIDAL TRUST I
(Exact Name of Registrant as Specified in Charter)

234 West Florida Street, Suite 203
Milwaukee, WI 53204
(Address of Principal Executive Offices, Zip Code)

(Registrant’s Telephone Number, including Area Code) (855) 843-2534

The Corporation Trust Company
1209 Orange Street
Corporation Trust Center
Wilmington, DE 19801
(Name and Address of Agent for Service)

Copies to:

Eric W. Falkeis Tidal ETF Services LLC 234 West Florida Street, Suite 203 Milwaukee, WI 53204	Christopher M. Cahlamer Godfrey & Kahn, S.C. 833 East Michigan Street, Suite 1800 Milwaukee, Wisconsin 53202

Explanatory Note: The Prospectus and Statement of Additional Information, each in the form filed on April 16, 2025 pursuant to Rule 497 (File No. 333-285813) (Accession Number 0001999371-25-004273), are incorporated herein by reference. The sole purpose of this amendment is to file the final tax opinion of Godfrey & Kahn, S.C. and certain servicing agreements as exhibits to this Registration Statement.

PART C

Other Information

Item 15. Indemnification

Every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against any and all liabilities and expenses reasonably incurred or paid by them in connection with the defense of any proceeding in which they become involved as a party or otherwise by virtue of their being or having been such a Trustee or officer, and against amounts paid or incurred by them in the settlement thereof. Every person who is, has been, or becomes an agent of the Trust may, upon due approval of the Trustees (including a majority of the Trustees who are not interested persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by them in connection with the defense of any proceeding in which they become involved as a party or otherwise by virtue of their being or having been an agent, and against amounts paid or incurred by him in the settlement thereof. Every Person who is serving or has served at the request of the Trust as a director, officer, partner, trustee, employee, agent or fiduciary of another domestic or foreign corporation, partnership, joint venture, trust, other enterprise or employee benefit plan (“Other Position”) and who was or is a party or is threatened to be made a party to any proceeding by reason of alleged acts or omissions while acting within the scope of his or her service in such Other Position, may, upon due approval of the Trustees (including a majority of the Trustees who are not interested persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by them in connection with the defense of any proceeding in which they become involved as a party or otherwise by virtue of their being or having held such Other Position, and against amounts paid or incurred by them in the settlement thereof.

The Trust shall indemnify each Covered Person who was or is a party or is threatened to be made a party to any proceeding, by reason of alleged acts or omissions within the scope of their service as a Covered Person, against judgments, fines, penalties, settlements and reasonable expenses (including attorneys’ fees) actually incurred by them in connection with such proceeding to the maximum extent consistent with state law and the Investment Company Act of 1940, as amended.

No indemnification shall be provided to any person who shall have been adjudicated by a court or body before which the proceeding was brought: (i) to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office, or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits:

(1)	(a)

Amended and Restated Certificate of Trust dated June 2, 2025, as filed with the state of Delaware on June 2, 2025, for Tidal Trust I (formerly known as Tidal ETF Trust) (the “Trust” or the “Registrant”), previously filed with Post-Effective Amendment No. 267 to the Trust’s registration statement on Form N-1A on June 3, 2025 and is incorporated herein by reference.

	(b)	Registrant’s Amended and Restated Declaration of Trust, previously filed with Post-Effective Amendment No. 267 to the Trust’s registration statement on Form N-1A on June 3, 2025 and is incorporated herein by reference.
(2)		Registrant’s Amended and Restated By-Laws, previously filed with Post-Effective Amendment No. 267 to the Trust’s registration statement on Form N-1A on June 3, 2025 and is incorporated herein by reference.
(3)		Not Applicable.
(4)		Form of Agreement and Plan of Reorganization – previously filed as Exhibit B of this Registration Statement on Form N-14 on March 14, 2025 and is incorporated herein by reference.
(5)		Instruments Defining Rights of Security Holders - See relevant portions of Declaration of Trust and By-Laws.
(6)	(a)	Investment Advisory Agreement between the Trust (on behalf of ATAC Rotation Fund) and Tidal Investments LLC (“Tidal”), previously filed with Post-Effective Amendment No. 273 to the Trust’s registration statement on Form N-1A on June 25, 2025 and is incorporated herein by reference.
	(b)	Investment Sub-Advisory Agreement between Tidal and Tactical Rotation Management, LLC, previously filed with Post-Effective Amendment No. 273 to the Trust’s registration statement on Form N-1A on June 25, 2025 and is incorporated herein by reference.
(7)		Distribution Agreement between the Trust and Foreside (on behalf of the ATAC Rotation Fund), previously filed with Post-Effective Amendment No. 273 to the Trust’s registration statement on Form N-1A on June 25, 2025 and is incorporated herein by reference.
(8)		Bonus, profit sharing contracts - Not Applicable.
(9)		Amended and Restated Custody Agreement between the Trust and U.S. Bank National Association – filed herewith.
(10)	(a)	Distribution (Rule 12b-1) Plan – filed herewith.
	(b)	Rule 18f-3 Plan – filed herewith.
(11)		Opinion and Consent regarding the validity of shares to be issued, previously filed with Form N-14 on March 14, 2025 and is hereby incorporated by reference.
(12)		Opinion and Consent regarding certain tax matters — filed herewith.
(13)	(a)	Amended and Restated Fund Administration Servicing Agreement, previously filed with Post-Effective Amendment No. 271 to the Trust’s registration statement on Form N-1A on June 18, 2025 and is incorporated herein by reference.
	(b)	Amended and Restated Sub-Administration Servicing Agreement between the Trust and U.S. Bancorp Fund Services, LLC – filed herewith.
	(c)	Amended and Restated Fund Accounting Servicing Agreement between the Trust and U.S. Bancorp Fund Services, LLC – filed herewith.
	(d)	Amended and Restated Transfer Agent Servicing Agreement between the Trust and U.S. Bancorp Fund Services, LLC – filed herewith.
(14)		Consent of Independent Registered Public Accounting Firm – Not Applicable
(15)		Not applicable
(16)		Powers of attorney, previously filed with Form N-14 on March 14, 2025 and is hereby incorporated by reference.
(17)		Form of Proxy Coard, previously filed with Form N-14 on March 14, 2025 and is hereby incorporated by reference.

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for re-offerings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, in the City of Milwaukee, State of Wisconsin, on July 18, 2025.

TIDAL TRUST I

By:	/s/ Eric W. Falkeis
Name:	Eric Falkeis
Title:	President

Pursuant to the requirements of the 1933 Act, this registration statement has been signed as of July 18, 2025 by the following persons in the capacities indicated.

Signature	Title

/s/ Eric W. Falkeis	President (principal executive officer), Trustee and Chairman
Eric W. Falkeis

Dusko Culafic*	Trustee
Dusko Culafic

Mark H. W. Baltimore*	Trustee
Mark H. W. Baltimore

Eduardo Mendoza*	Trustee
Eduardo Mendoza

/s/ Aaron Perkovich	Treasurer (principal financial officer and principal accounting officer)
Aaron Perkovich

*By:	/s/ Eric W. Falkeis
Eric W. Falkeis Attorney-in-Fact pursuant to Powers of Attorney

EXHIBIT INDEX

Exhibit No.	Exhibit
(9)	Custody Agreement
(10)(a)	Distribution (Rule 12b-1) Plan
(10)(b)	Rule 18f-3 Plan
(12)	Opinion and Consent regarding certain tax matter
(13)(b)	Sub-Administration Servicing Agreement
(13)(c)	Fund Accounting Servicing Agreement
(13)(d)	Transfer Agent Servicing Agreement